                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K

                  Annual Report Pursuant to Section 15(d) of
                      the Securities Exchange Act of 1934

                  For the fiscal year ended December 30, 1998


                          Commission File No. 0-24612



                   ADTRAN, INC. 401(k) EMPLOYEE SAVINGS PLAN


                                 ADTRAN, Inc.
            (Exact name of Registrant as specified in its charter)


       Delaware                                                (63-0918200)
(State of incorporation)                                     (I.R.S. Employer
                                                          Identification Number)

            901 Explorer Boulevard, Huntsville, Alabama 35806-2807 (Address of principal executive offices, including zip code)

                                (256) 963-8000
             (Registrant's telephone number, including area code)



Required Information: The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Coopers and Lybrand, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ADTRAN, Inc. 401(k) EMPLOYEE SAVINGS PLAN

/s/ John R. Cooper                                       July 01, 1998
------------------                                       -------------
John R. Cooper                                               Date
Vice President - Administration and Finance
and Chief Financial Officer

                                 ADTRAN, Inc.
                         401(k) Employee Savings Plan
                Financial Statements and Supplemental Schedules
                For The Years Ended December 31, 1998 and 1997

ADTRAN, Inc. 401(k) Employee Savings Plan
Table of Contents

                                                                           Pages
Report of Independent Accountants                                              1


Financial Statements:
   Statements of Net Assets Available for Plan Benefits
       December 31, 1998 and 1997                                              2

   Statement of Changes in Net Assets Available for Plan Benefits
       for the year ended December 31, 1998                                    3

     Notes to Financial Statements                                        4 - 13


Supplemental Schedules:
     *Item 27a - Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                                                14

     *Item 27d - Schedules of Reportable Transactions
       for the year ended December 31, 1998                              15 - 16

*   Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit
    Plan) for plan year ended December 31, 1998.

Report of Independent Accountants


To the Board of Directors
ADTRAN, Inc. 401(k) Employee Savings Plan
Huntsville, Alabama

We have audited the accompanying statements of net assets available for plan benefits of ADTRAN, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 28, 1999

ADTRAN, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997


                                                           1998         1997
Investments                                            $19,684,006  $14,486,481
Contributions receivable:
          Employer                                          13,068       33,775
          Employee                                          36,471       99,966
                                                       -----------  -----------
     Net assets available for plan benefits            $19,733,545  $14,620,222
                                                       ===========  ===========


The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998


Investment income:
     Dividends and interest                                     $   241,858
     Net appreciation in fair value of investments                1,568,869
                                                                -----------

          Total investment income                                 1,810,727
                                                                -----------
Contributions:
     Employee contributions                                       2,701,620
     Rollover proceeds                                              665,407
     Employer contributions                                         906,798
                                                                -----------

          Total contributions                                     4,273,825
                                                                -----------

          Total additions                                         6,084,552
                                                                -----------

Benefits paid                                                       963,204
Administrative expenses                                               8,025
                                                                -----------

          Total deductions                                          971,229
                                                                -----------

          Net increase                                            5,113,323
Net assets available for plan benefits:
     Beginning of year                                           14,620,222
                                                                -----------

     End of year                                                $19,733,545
                                                                ===========


The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements


1.   Description of Plan

     The following brief description of the ADTRAN, Inc. 401(k) Employee Savings Plan (the Plan) is provided for general information only. Participants should refer to the plan agreement for more complete information.

     General - ADTRAN, Inc. (the Company and the Employer) formed the Plan effective January 1, 1990 to provide certain retirement, death, and disability benefits for its employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and is funded by discretionary employee and employer contributions. The plan assets are held by The Mutual Life Insurance Company of New York (the Custodian) which executes investment transactions, receives the plan contributions, credits participants' individual accounts, and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company's common stock to be purchased by the Plan. In conjunction with this amendment, the Company filed a Form S-8 on June 30, 1997 registering 70,103 shares of the Company's common stock. The shares are available for purchase by the Plan.

     During 1998, the board of directors of the Employer elected to amend and restate the Plan in order to terminate the relationship between the Custodian and the Plan. As of July 1, 1998, Diversified Investment Advisors held the plan assets, executed investment transactions, received the plan contributions, and performed other custodial duties.

     Eligibility - An employee is eligible to participate in the Plan following the completion of six months of service and attainment of age twenty-one.

     Contributions - Employees participating in the Plan elect to have 1% to 16% of their salaries deferred and contributed to the Plan. For each employee who participated in the Plan during 1998, the Company made matching contributions equal to 50% of the first 5% of salary deferred by the participants. At its discretion, the Company may contribute to the Plan a discretionary profit-sharing contribution, which shall be in addition to the company matching contribution. No discretionary contributions were made in 1998.

     Vesting - Employees are always 100% vested in their individual accounts.

     Retirement Date - The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

     Benefits - Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death, and upon termination other than described above.

     Benefits are distributed under one of two options:

       a. By lump sum payment, or

       b. By one of various conventional annuity options.

     Other - The Plan allows for participant hardship withdrawals at any time if certain conditions are met.

     Plan Termination - While it is the intention of the Company to permanently continue the Plan, the Company has the right to terminate the Plan at any time upon written notice to the Savings Committee and to the Custodian.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 7% to 10%.


2.   Summary of Significant Accounting Policies

     The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with generally accepted accounting principles.

     Method of Accounting - The accounting records of the Plan are maintained on the accrual basis.

     Investments - Investments in pooled separate accounts and unallocated contracts with insurance companies are stated at contract value as determined by the Custodian. Market value of equity securities which are traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned.

     The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Contributions - Contributions from the Employer are accrued based on amounts declared by the Company's Savings Committee. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants' payroll.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.



3.   Investment Programs

     Each participant directs how contributions made by the participant and by the Company on his/her behalf are to be invested among the investment options available under the Plan. The following options were available at December 31, 1998 and 1997:

          Stable Fund - This fund is invested primarily in bonds and mortgages and other long-term securities. Contributions to this fund will earn a fixed rate of interest that is determined by the Custodian (6.0% for contributions received between January 1, 1998 and December 31, 1998) and may be changed within limits stated in the contract.

          Money Market Fund - This fund is invested primarily in securities that mature in one year or less without any guarantee of performance.

          Equity Income Fund - This fund is invested primarily in common stock which emphasizes relatively high current yields and capital appreciation.

          Growth and Income Fund - This fund is invested in a diversified portfolio of common stocks with potential for above average growth in earnings and dividends. Current income is a secondary objective.

          Special Equity Fund - This fund is primarily invested in a diversified portfolio of common stock issued by small to medium sized market capitalization companies. The objective of this fund is to seek a high level of capital appreciation.

          Intermediate Government Bond Fund - The objective of this fund is to seek high current income over the intermediate term, consistent with preservation of capital, through investment in highly-rated debt securities.

          Balanced Fund - This fund is invested in stocks, bonds, and cash which seek to offer diversification and reduced risk.

          Government/Corporate Bond Fund - This fund is primarily invested in U.S. Government, investment grade corporate, and mortgage-backed securities with an average maturity of five to fifteen years.

          Short Horizon Strategic Allocation Fund (SAF) - This fund is invested primarily in fixed income securities. The investment objective is to emphasize consistent returns and the preservation of capital while outperforming Lehman Brothers Government/Corporate index.

          Intermediate Horizon Strategic Allocation Fund (SAF) - This fund is invested primarily in fixed income and equity securities. The investment objective is to emphasize capital appreciation in the equity market and stability in the fixed income market while outperforming an investment mix of 50% S&P 500 and 50% Lehman Brothers Government/Corporate Indices.

          Intermediate/Long Horizon Strategic Allocation Fund (SAF) -This fund is invested primarily in equity securities. The investment objective is to emphasize greater long-term capital appreciation while outperforming the S&P 500.

          Government Fixed Fund - This fund is primarily invested in U.S. Government obligations. Contributions to this fund will earn a fixed rate of interest that is determined by the Custodian (5.25% for contributions received between January 1, 1998 and December 31, 1998) and may change within the limits stated in the contract.

          Stock Index Fund - This fund seeks high long-term return by matching the returns and volatility of the S&P 500 Equity Index. The Fund emphasizes low cost investing through increased portfolio liquidity.

          ADTRAN, Inc. Stock Fund - This fund primarily invests in ADTRAN, Inc. common stock. The remaining portion of the fund is invested in money market funds to allow for the payment of miscellaneous expenses related to common stock transactions.

4.  Investments

    The Plan's investments, other than participant loans and the ADTRAN stock fund, are in unallocated contracts or pooled separate accounts sponsored by the Custodian. Investments as of December 31, 1998 and 1997 and investment information for the year ended December 31, 1998 are as follows:

                                                                 Contract Value                               Unit Value
                                                                      at                  Units at                at
                                                                 December 31,            December 31,         December 31,
             Description                                             1998                   1998                  1998
             -----------                                         --------------          ------------         ------------
        Unallocated contracts:
          Stable fund                                            $    2,510,739
        Pooled separate accounts:
          Money market fund                                             366,562                14,082         $         26
          Equity income fund                                          2,757,748                33,591         $         82
          Growth and income fund                                      3,122,701                51,636         $         60
          Special equity fund                                         3,493,696                59,066         $         59
          Intermediate government bond fund                             623,948                30,010         $         21
          Balanced fund                                               2,369,256                85,643         $         28
          Government/Corporate bond fund                                137,543                 7,538         $         18
          Short horizon SAF fund                                         76,207                 5,088         $         15
          Intermediate horizon SAF fund                                 751,679                39,103         $         19
          Inter/Long horizon SAF fund                                 1,327,303                55,548         $         24
          Government fixed fund                                         783,243
          Stock index fund                                              261,480                 8,993         $         29
        ADTRAN stock fund                                               178,173                25,192         $          7
        Participant loans                                               923,728
                                                                 --------------

               Total investments                                 $   19,684,006
                                                                 ==============

                                                                 Contract Value                               Unit Value
                                                                      at                  Units at                at
                                                                 December 31,            December 31,         December 31,
             Description                                             1997                   1997                  1997
             -----------                                         --------------          ------------         ------------
        Unallocated contracts:
          Stable fund                                            $    2,057,596
        Pooled separate accounts:
          Money market fund                                             272,050              10,964.7         $         25
          Equity income fund                                          2,096,690              28,716.5         $         73
          Growth and income fund                                      1,675,383              37,283.2         $         45
          Special equity fund                                         2,823,717              49,178.3         $         52
          Intermediate government bond fund                             364,010              18,638.4         $         20
          Balanced fund                                               1,930,278              77,999.2         $         25
          Short horizon SAF fund                                         47,958               3,399.3         $         14
          Intermediate horizon SAF fund                                 597,625              34,948.6         $         17
          Inter/Long horizon SAF fund                                   964,212              46,165.5         $         21
        ADTRAN stock fund                                               104,462
        Government fixed fund                                           710,465
           Participant loans                                            842,035
                                                                 --------------

               Total Investments                                 $   14,488,481
                                                                 ==============

                                                                      1998
     Interest and dividend income                                  $  241,858
                                                                   ==========

     Net appreciation in fair value of investments                 $1,568,869
                                                                   ==========

    The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 1998 and 1997:

                                                           1998        1997
     Stable fund                                       $2,510,739  $2,057,596
     Equity Income fund                                $2,757,748  $2,096,690
     Growth and Income fund                            $3,122,701  $1,675,383
     Special Equity fund                               $3,493,696  $2,823,717
     Balanced fund                                     $2,369,256  $1,930,278
     SAF Aggressive                                    $1,327,303  $  964,212
     Participant loans                                 $  923,728  $  842,035

The Plan's investments (including bought and sold, as well as held, during the year) appreciated in value by $1,568,869 during the year ended December 31, 1998, as follows:

     Pooled separate accounts                          $1,542,671
     ADTRAN stock fund                                     26,198
                                                       ----------

                                                       $1,568,869
                                                       ==========

5. Allocation of Net Assets Available for Plan Benefits and Changes in Net Assets Available for Plan Benefits

     The allocation of net assets available for plan benefits and changes in net assets available for plan benefits to the Plan's separate investment programs as of December 31, 1998 and 1997 and for the year ended December 31, 1998 is as follows:

                                                                     Growth                  Intermediate               Government/
                                           Money        Equity        and         Special     Government                 Corporate
                              Stable       Market       Income       Income       Equity         Bond        Balanced       Bond
                1998           Fund         Fund         Fund         Fund         Fund          Fund          Fund         Fund
                            ----------   ----------   ----------   ----------   ----------     ----------   ----------  -----------
Investments                 $2,510,739   $  366,562   $2,757,748   $3,122,701   $3,493,696     $  623,948   $2,369,256  $   137,543
Contributions receivable:
  Employer                       1,731          256        1,924        2,179        2,438            435        1,653           96
  Employee                       4,832          714        5,370        6,080        6,802          1,215        4,613          268
    Net assets
                            ----------   ----------   ----------   ----------   ----------     ----------   ----------  -----------
      available for
      plan benefits         $2,517,302   $  367,532   $2,765,042   $3,130,960   $3,502,936     $  625,598   $2,375,522  $   137,907
                            ==========   ==========   ==========   ==========   ==========     ==========   ==========  ===========

                               Short    Intermediate  Inter/Long
                              Horizon      Horizon      Horizon      ADTRAN       Stock       Government
                                SAF         SAF           SAF         Stock       Index          Fixed      Participant
                1998           Fund         Fund         Fund         Fund         Fund          Fund          Loans       Total
                            ----------   ----------   ----------   ----------   ----------     ----------   ----------  -----------
Investments                 $   76,207   $  751,679   $1,327,303   $  178,173   $  261,480     $  783,243   $  923,728  $19,684,006
Contributions receivable:
  Employer                          53          524          927          124          182            546            0       13,068
  Employee                         148        1,464        2,584          347          509          1,525            0       36,471
    Net assets
                            ----------   ----------   ----------   ----------   ----------     ----------   ----------  -----------
      available for
      plan benefits         $   76,408   $  753,667   $1,330,814   $  178,644   $  262,171     $  785,314   $  923,728  $19,733,545
                            ==========   ==========   ==========   ==========   ==========     ==========   ==========  ===========

                                                                                          Growth
                                                          Money           Equity           and             Special
                                          Stable          Market          Income          Income           Equity
               1997                        Fund            Fund            Fund            Fund             Fund
                                        -----------     -----------     -----------     -----------     -----------
Investments                             $ 2,057,596     $   272,050     $ 2,096,690     $ 1,675,383     $ 2,823,717
Contributions receivable:
  Employer                                    5,045             674           5,199           4,154           7,001
  Employee                                   14,933           1,996          15,387          12,295          20,723
                                        -----------     -----------     -----------     -----------     -----------
   Net assets
     available for
     plan benefits                      $ 2,077,574     $   274,720     $ 2,117,276     $ 1,691,832     $ 2,851,441
                                        ===========     ===========     ===========     ===========     ===========

                                        Intermediate
                                         Government
                                            Bond         Balanced           SAF             SAF            SAF
                                            Fund           Fund        Conservative       Moderate      Aggressive
                                        -----------     -----------    ------------     -----------     -----------
Investments                             $   364,010     $ 1,930,278    $     47,958     $   597,625     $   964,212
Contributions receivable:
  Employer                                      903           4,786             119           1,482           2,391
  Employee                                    2,671          14,166             352           4,386           7,076
                                        -----------     -----------    ------------     -----------     -----------
   Net assets
     available for
     plan benefits                      $   367,584     $ 1,949,230    $     48,429     $   603,493     $   973,679
                                        ===========     ===========    ============     ===========     ===========

                                          ADTRAN        Government
                                          Stock            Fixed        Participant
                                           Fund             Fund           Loans          Total
                                        -----------     -----------     -----------     -----------
Investments                             $   104,462     $   710,465     $   842,035     $14,486,481
Contributions receivable:
  Employer                                      259           1,762                          33,775
  Employee                                      767           5,214                          99,966
                                        -----------     -----------     -----------     -----------
   Net assets
     available for
     plan benefits                      $   105,488     $   717,441     $   842,035     $14,620,222
                                        ===========     ===========     ===========     ===========

                                                                            Growth                Intermediate           Government
                                                      Money      Equity      and         Special  Government              Corporate
                                           Stable     Market     Income     Income        Equity     Bond     Balanced      Bond
                1998                        Fund       Fund       Fund       Fund          Fund      Fund       Fund        Fund
                                         ----------  --------  ----------  ----------   ---------  --------  ---------- -----------
Additions to assets attributed to:
  Investment income:
    Interest and dividends               $  130,656
    Net appreciation (depreciation) in
    fair market value of investments                 $ 15,059  $  282,194  $  705,487  $  106,568  $ 27,234  $  234,067 $     4,272
  Contributions & rollover proceeds         426,701   102,122     602,217     681,849     839,156   137,230     472,585     165,181
  Transfers between funds, net               41,792    35,169    (111,236)    182,757    (123,228)   95,074    (152,268)    (31,126)
                                         ----------  --------  ----------  ----------  ----------  --------  ---------- -----------
      Total additions                       599,149   152,350     773,175   1,570,093     822,496   259,538     554,384     138,327
Deductions from net assets attributed to:
  Benefits paid                             157,348    59,163     124,087     130,365     170,721     1,149     127,042         345
  Administrative expenses                     2,073       375       1,322         600         280       375       1,050          75
                                         ----------  --------  ----------  ----------  ----------  --------  ---------- -----------
      Net additions                         439,728    92,812     647,766   1,439,128     651,495   258,014     426,292     137,907
Net assets available for plan benefits,
  beginning of year                       2,077,574   274,720   2,117,276   1,691,832   2,851,441   367,584   1,949,230

Net assets available for plan benefits,
  end of year                            $2,517,302  $367,532  $2,765,042  $3,130,960  $3,502,936  $625,598  $2,375,522 $   137,907
                                         ==========  ========  ==========  ==========  ==========  ========  ========== ===========

                                           Short   Intermediate Inter/Long
                                          Horizon    Horizon     Horizon     ADTRAN      Stock    Government
                                            SAF        SAF         SAF       Stock       Index      Fixed    Participant
                1998                        Fund       Fund       Fund        Fund        Fund      Loans       Loans      Total
                                         ----------  --------  ----------  ----------  ----------  --------  ----------  ----------
Additions to assets attributed to:
  Investment income:                                                                               $ 36,700  $   74,502 $   241,858
    Interest and dividends
    Net appreciation (depreciation) in
    fair market value of investments     $    3,611  $ 78,966  $  153,195  $  (67,982) $   26,198                         1,568,869
  Contributions & rollover proceeds          25,093   167,238     334,016     136,278     100,621    83,538               4,273,825
  Transfers between funds, net                  418   (76,343)    (32,445)      7,287     137,772   (40,541)     66,918           0
                                         ----------  --------  ----------  ----------  ----------  --------  ----------  ----------
      Total additions                        29,122   169,861     454,766      75,583     264,591    79,697     141,420   6,084,552
Deductions from net assets attributed to:
  Benefits paid                                 993    19,087      97,031       2,427       2,420    11,299      59,727     963,204
  Administrative expenses                       150       600         600         525       8,025
                                         ----------  --------  ----------  ----------  ----------  --------  ----------  ----------
      Net additions                          27,979   150,174     357,135      73,156     262,171    67,873      81,693   5,113,323
Net assets available for plan benefits,
  beginning of year                          48,429   603,493     973,679     105,488               717,441     842,035  14,620,222

Net assets available for plan benefits,
  end of year                            $   76,408  $753,667  $1,330,814  $  178,644  $  262,171  $785,314  $  923,728 $19,733,545
                                         ==========  ========  ==========  ==========  ==========  ========  ========== ===========

6.   Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has since been amended, the Plan administrator and the Plan's tax counsel believe that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.   Comparison of Financial Statements to Form 5500

     Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to the accrual of contributions for financial statement reporting purposes.

ADTRAN, Inc. 401(k) Employee Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

                                          c. Description of Investment Including
     b. Identity of Issuer, Borrower,        Maturity Date, Rate of Interest,                                     e.   Current
a.      Lessor or Similar Party              Collateral, Par, or Maturity Value                  d.  Cost              Value
-    ----------------------------------   -----------------------------------------------------  ------------     ----------------
     The Mutual Life Insurance Company    Unallocated contract with insurance company -
*         of New York                       Stable fund                                          $  2,510,739       $   2,510,739

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Money market fund                 335,051             366,562

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Equity income fund              1,938,688           2,757,748

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Growth and income fund          2,004,781           3,122,701

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Special equity fund             2,591,402           3,493,696

     The Mutual Life Insurance Company    Pooled separate account - Intermediate
*         of New York                       government bond fund                                      557,781             623,948

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Balanced fund                   1,709,393           2,369,256

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Government/Corporate bond         134,298             137,543

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Short horizon SAF                  69,116              76,207

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Intermediate horizon SAF          585,079             751,679

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Inter/Long horizon SAF          1,023,983           1,327,303

*      Diversified Investment Advisors    Pooled separate account - Stock index                       235,140             261,480

     The Mutual Life Insurance Company
*         of New York                     Common stock                                                260,099             178,173

     The Mutual Life Insurance Company
*         of New York                     Pooled separate account - Government fixed fund             783,243             783,243

*    Diversified Investment Advisors      Participant loans - rate of interest: 7%-10%                923,728             923,728
                                                                                                 ------------     ----------------
                                                                                                 $ 15,662,521       $  19,684,006
                                                                                                 ============     ================

*    Party-in-interest to the Plan.

ADTRAN, Inc. 401(k) Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

I.   Single transactions exceeding 5% of assets.

                                     NONE

II. Series of transactions involving property other than securities.

                                     NONE

III. Series of transactions of same issue exceeding 5% of assets.

                               Schedule Attached

     NOTE - Information required in columns e, f, and h is not applicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

                                     NONE

ADTRAN, Inc. 401(k) Employee Savings Plan
Item 27d(III) - Schedule of Reportable Transactions for the year ended December 31, 1998

a. Identity of                     b. Description               c.  Purchases               d. Sales       g. Cost of   i. Net Gain
                                                             -------------------       -----------------
   Party Involved                     of Asset                 Price      Number        Price     Number      Asset         (Loss)
--------------------------         -------------------       ---------    ------       -------    ------   ----------   -----------
The Mutual Life Insurance
  Company of New York              Stable fund                $  828,936    101        $382,057      68      $382,057      $      -

The Mutual Life Insurance
  Company of New York              Equity income fund         $  737,187     64        $358,322      92      $256,784      $101,538

The Mutual Life Insurance          Growth and income
  Company of New York               fund                      $1,013,207     76        $271,376      80      $187,807      $ 83,569

The Mutual Life Insurance
  Company of New York              Special equity fund        $1,023,525     68        $460,114      97      $348,918      $111,196

The Mutual Life Insurance
  Company of New York              Balanced fund              $  537,937     40        $333,025      44      $246,812      $ 86,213